

October 8, 2014

Via E-mail
Barry Hollander
Chief Financial Officer
Cabinet Grow, Inc.
319 Clematis Street, Suite 1008
West Palm Beach, FL 33401

     Re: **Cabinet Grow, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed September 26, 2014
              File No. 333-197749

Dear Mr. Hollander:

We have reviewed your response to our letter dated August 27, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 36 that you believe there is a relatively low risk that you may be deemed to be facilitating the selling or distribution of marijuana. Consistent with your response and your prior government regulation discussion, please disclose in an appropriate section of the prospectus that you believe there is a risk that you may be deemed to be facilitating the selling or distribution of marijuana in violation of federal law.

Our Company, page 5

2. We note your response to our prior comment 2. Please disclose in the Summary that your independent auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Summary Financial Data, page 7

3. We note your response to our prior comment 4. Please tell us and expand Note (1) to explain the additional adjustment to cash other than the assumed sale of common stock.

4. We note your response to our prior comment 5. You state that netting, and not recording the related convertible notes payable, would not be a representationally faithful presentation of the Company's obligations on its statement of financial position. However, we note your disclosure in Item 15 on page II-2 that you "have no obligation to

pay CVP any amounts on any unfunded portion of the Company Note." Given this lack of obligation, it does not appear to be representationally faithful to present a liability on your balance sheet for an unfunded note for which you state you have no obligation to pay. Further, in your response you state that you concluded that netting was prohibited under GAAP because the condition specified under ASC 210-20-45-1-c, the reporting party intends to set off, was not met. However, ASC 210-20-45-1-a states that right of setoff can only exist when each of two parties owes the other determinable amounts. As you state on page II-2 of your filing, you have no obligation to pay CVP any amounts on any unfunded portion of the note. Therefore, it does not appear that reference to the right of setoff conditions in ASC 210-20-45 is applicable to the unfunded portion. Given this, we believe you should amend your filing to restate your financial statements to correct notes receivable and the associated liability for the unfunded portion of the notes.

Risk Factors, page 8

It is possible that federal or state legislation could be enacted . . . , page 8

5. Your disclosure in the sixth and seventh sentences of the first paragraph and the fourth and fifth sentences of the second paragraph of this risk factor tends to mitigate the risk presented. Please revise this risk factor accordingly.

Potential conflicts of interest . . . , page 11

6. We note your response to our prior comment 3. Please quantify in this risk factor the annual travel expenses to reimburse your CEO and CFO.

Plan of Distribution, page 17

The Offering will be Sold by Our Officers and Directors, page 17

7. We note your response to prior comment 19. Please clarify in the first paragraph in this section that the offering may be extended an additional 90 days at the sole discretion of your Board of Directors.

Government Regulation, page 25

8. We note your revised disclosure in this section. To the extent material to an understanding of the regulations applicable to your business, please discuss the provisions of the Controlled Substances Act that are applicable to the growth, sale, or possession of medical cannabis and discuss the consequences if you were found not in compliance with the Controlled Substances Act.

9. We note your response to our prior comment 36. Please disclose in this section your belief that the Controlled Substances Act and state laws would prohibit you from selling

your products if you knew the purpose was to grow recreational cannabis. Please also clarify your belief with respect to sales of your products if you knew the purpose was to grow cannabis for medical purposes.

10. Please clarify whether or not you believe you have an affirmative obligation to confirm the purposes for which customers purchase your products under federal or state laws.

Note 5: Convertible Notes Payable, page F-19

11. We note your response to our prior comment 18. Please tell us how you determined that the conversion feature should be separated and treated as a derivative, including specifically how it met all of the criteria in ASC 815-15-25-1. Include in your response how the "certain defaults and remedy clauses contained in the terms and conditions" referenced in your response resulted in your current accounting treatment.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Laura Anthony, Esq.